(202) 274-2011	rpomerenk@luselaw.com

November 12, 2004

VIA FACSIMILE

(202) 942-9530

William Friar, Esq.

Gregory Dundas, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Georgetown Bancorp, Inc. (File No. 333-119007)

          Registration Statement on Form SB-2

Dear Messrs. Friar and Dundas:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Amended SB-2”). Set forth below are the Company’s responses to the Staff’s comment letter dated November 9, 2004, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company’s numbered responses correspond to the Staff’s comments in its letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Amended SB-2 has been blacklined to reflect changes from the previous filing.

1.	We have supplemented the disclosure on the leverage transaction, as requested in the comment.

2.	As discussed with Mr. Dundas of the staff, we believe the estimated costs of establishing new branches will vary widely based on a number of factors (e.g., the location of the branch, the size of the branch, etc.). Given the wide variance, we are concerned that an estimate of costs would be somewhat speculative and potentially misleading to investors. Accordingly, we ask that the comment be withdrawn.

3.	As discussed with Mr. Dundas, the Company has not determined a target or maximum for multi-family, commercial real estate and commercial loans as a percentage of its loan portfolio. Accordingly, no additional disclosure is required.

William Friar, Esq.

Gregory Dundas, Esq.

November 12, 2004

4.	As discussed with Mr. John Nolan and Ms. Lisa Haynes of the staff, we have supplemented and revised the disclosures related to the allowance for loan losses to make the disclosures consistent throughout the prospectus.

5.	As discussed with Mr. Nolan and Ms. Haynes, the Company has reviewed its analysis of the allocation for loan losses at June 30, 2004 and 2003. Based on that review, we have revised the table on the allowance for loan losses and have reduced the unallocated portion of the allowance. We also have revised the disclosure in the prospectus consistent with the revisions to the table.

6.	As requested, we have revised the Note to the financial statements.

We trust the foregoing is responsive to the staff’s comments. Please call the undersigned at (202) 274-2011 as soon as possible of any additional comments the staff may have.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:	Mr. John Nolan, Branch Chief
Ms. Lisa Haynes, Staff Accountant
Mr. Robert E. Balletto, President and Chief Executive Officer
Mr. Joseph W. Kennedy, Senior Vice President, Treasurer and Chief Financial Officer
Robert P. Rudolph, Esq., Secretary
Eric Luse, Esq.
Kent M. Krudys, Esq.